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2. ENDORSEMENTS

ENDORSEMENT - CHARITABLE REMAINDER TRUST

The Definitions Section of this policy is amended by replacing Annuitant with the following:

      ANNUITANT - The person during whose life annuity payments are made. The Contract Owner may name one or more persons as contingent annuitant(s). If a contingent annuitant has been named and the named annuitant dies before the Annuity Date, the surviving contingent annuitant shall be the Annuitant. If two or more contingent annuitants have been named, the surviving contingent annuitant, oldest in age, shall be the annuitant upon death of the named or succeeding annuitant before the Annuity Date.

The Withdrawal Section of this policy is amended by replacing the Contingent Deferred Sales Charge provision with the following:

      CONTINGENT DEFERRED SALES CHARGE - The Contingent Deferred Sales Charge will be imposed upon withdrawals.

      For purposes of calculating the Contingent Deferred Sales Charge, the difference, if any, between the Contract Value at the time of a withdrawal and the purchase payments to which the Contract Value is attributable (available earnings) shall be treated as withdrawn prior to the withdrawal of any purchase payment. If there are no available earnings at the time of the withdrawal, purchase payments will be allocated to the amount withdrawn. The Company will allocate the purchase payment with the earliest effective date first, then the next earliest purchase payment until the allocation is equal to the withdrawal amount. There will be no Contingent Deferred Sales Charge on amounts withdrawn that exceed the total purchase payments of the contract. Subject to the provisions of the contract, a free withdrawal amount will be applied to the purchase payments that have been in the contract for the longest length of time.
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      The percentage charge will vary depending upon the number of full contract years since the purchase payments were made to the time of the withdrawal in accordance with the table shown on Page 3.

      The Contingent Deferred Sales Charge will be equal to the sum of charges applied to the purchase payments associated with the withdrawal. The charge applied to each purchase payment is equal to the product of (a) multiplied by (b) for each purchase payment associated with the withdrawal, where:

      (a) is the amount of the purchase payment associated with the withdrawal, and
      (b) is the percentage that corresponds to the number of full contract years since the purchase payment.

The terms of this Endorsement shall override any inconsistent or conflicting provisions in the contract and is made a part of the contract upon attachment. The Effective Date of this Endorsement is the Contract Date.

Philadelphia, Pennsylvania                The Penn Mutual Life Insurance Company
(Included at Issue)

                                          ROBERT E. CHAPPELL
                                          --------------------------------------
                                          Chairman and
                                          Chief Executive Officer

Endorsement No. 1718-01